

January 26, 2023

Haijian He
Chief Financial Officer
Kingsoft Cloud Holdings Limited
Building E, Xiaomi Science and Technology Park
No. 33 Xierqi Middle Road
Haidian District, Beijing, 100085
People's Republic of China

> **Re: Kingsoft Cloud Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2021**
> **Response dated December 16, 2022**
> **File No. 001-39278**

Dear Haijian He:

We have reviewed your December 16, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 9, 2022 letter.

Form 20-F for the Fiscal Year Ended December 31, 2021

Item 3 Key Information
3.D. Risk Factors, page 1

1. We note your response to prior comment 1. Please expand your disclosure here to state that recent statements by China's government, such as those related to the use of variable interest entities (VIEs) and data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

2.   We note your response to prior comment 4. Please clearly state in a summary of risk factors bullet point the risks related to obtaining any permissions or approvals required to be obtained from Chinese authorities to (i) operate your business and (ii) offer the securities being registered to foreign investors. Include a specific cross-reference to a more detailed risk factor discussion. Additionally, with a view toward revised disclosure, please clarify in your prospectus summary that you relied on the opinion of counsel to conclude that you have obtained all necessary permissions and approvals to operate your business and to offer the securities being registered to foreign investors.

 You may contact Inessa Kessman, Senior Staff Accountant at 202-551-3371 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone, Staff Attorney at 202-551-8816 or Mitchell Austin, Staff Attorney, at at 202-551-3574 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ran Li, Esq.